Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

July 23, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Update on intimation regarding Board Meeting - alteration in share capital of the Company by sub-division/ split of existing equity shares

In continuation to our letter dated June 21, 2024 under Regulation 29 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby inform that the Board of Directors at its meeting scheduled to be held on July 27, 2024, will also consider the proposal of alteration in share capital of the Company by sub-division/ split of existing equity shares having face value of Rs. 5/- each, fully paid up, including the American Depository Shares, as may be determined by the Board, subject to approval of the shareholders of the Company.

Further, as communicated vide our above letter, the trading window for dealing in securities of the Company, is closed from June 24, 2024 to July 29, 2024.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR